LAW OFFICES OF JARVIS J. LAGMAN	Jarvis J. Lagman, Esq.
Partner
5666 La Jolla Blvd., #275
La Jolla, CA 92035

Tel: (619)855-0031
Mobile: (917) 923-8413
jlagman@lagmanlegal.com

August 19, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	CannAssist International Corp.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed April 8, 2020

File No. 000-55809

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019 for CannAssist International Corp. (“CannAssist” or the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated August 14, 2020 (the “Comment Letter”) in response to the filing of the Original Form 10-K for the Fiscal Year Ended December 31, 2019 in April 2020. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2019

ITEM 9A. Controls and Procedures, page 28

1.	You disclose on page 28 that "As of the end of the period covered by the Report, we had failed to adequately invest in personnel and systems to accumulate, record and properly report on our results of operations." Please explain to us if such failure amounted to material weaknesses to be disclosed similar to disclosures made in your Form 10-Q for the Quarter Ended March 31, 2020. Please tell us how management was able to conclude that your disclosure controls and procedures and your internal control over financial reporting were effective at December 31, 2019 in light of your aforementioned disclosure, and amend your filing if your conclusions were incorrect. In amending your filing, please assure that you discuss remediation plans in place to address the material weaknesses, including how long you estimate it will take to complete the plans, and estimated costs, if material.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised “ITEM 9A.- Controls and Procedures” of its Form 10-K filing to restate its conclusion that its disclosure controls and procedures and its internal control over financial reporting were not effective at December 31, 2019 and to discuss remediation plans in place to address the material weaknesses, including how long we estimate it will take to complete the plans.

*         *         *         *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form 10-K filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form 10-K.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman@lagmanlegal.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.

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